Exhibit 4.4

STOCKHOLDERS AGREEMENT

This Stockholders Agreement (this “Agreement”) is made and entered into as of May 9, 2018, among Elah Holdings, Inc., a Delaware corporation (the “Company”),  OCM Opps 7b Real Holdings, LLC, a Delaware limited liability company (the “Designated Investor”), OCM Opportunities ALS Holdings, L.P., a Delaware limited partnership (“OCMO”) (solely for purposes of Section 2 and the provisions of Section 4 and Section 5 applicable to OCMO),  Opps 7b Opportunities ALS Holdings Ltd., a Cayman exempted company (the “Designated Investor Owner”) (solely for purposes of Section 2 and the provisions of Section 4 and Section 5 applicable to the Designated Investor Owner), and OCM Opportunities Fund VIIb, L.P., a Cayman exempted limited partnership (“Fund VIIb”) (solely for purposes of the provisions of Section 4 and Section 5 applicable to Fund VIIb).

WHEREAS, the Company is effecting its plan of reorganization approved in connection with the Chapter 11 proceedings in the U.S. Bankruptcy Court for the District of Delaware, captioned under “In re Real Industry, Inc., et al.”, Case No. 17-12464, in such court (the “Plan”), pursuant to which, among other things, Aleris Corporation, a Delaware corporation (“Aleris”) is being issued Common Stock effective as of the Effective Date;

WHEREAS, the Designated Investor Owner is a partner in OCMO, and OCMO is a stockholder of Aleris;

WHEREAS, notwithstanding restrictions on Transfers of Common Stock in the Certificate of Incorporation, Aleris is permitted to distribute all of the Common Stock it is being issued on the Effective Date to its stockholders in proportion to their stock ownership in Aleris  (the “Aleris Distribution”);

WHEREAS, OCMO and the Company desire that OCMO be permitted to distribute any Common Stock it receives in the Aleris Distribution to OCMO’s partners in proportion to their interests in OCMO, including the Designated Investor Owner (the “OCMO Distribution”);  and

WHEREAS, in connection with the consummation of the transactions contemplated by the Plan and pursuant to the terms of the Plan, the parties hereto desire to enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual and dependent covenants hereinafter set forth, the parties hereto agree as follows:

1.         Defined Terms. As used in this Agreement, the following terms shall have the following meanings:

“5% Shareholder” means as of any date a Person who owns 5% or more of the Company’s then-outstanding Common Stock, whether directly or indirectly, and including shares such Person would be deemed to constructively own or which otherwise would be aggregated with shares owned by such Person pursuant to Section 382 of the Tax Code, or any successor provision or replacement provision and the Treasury Regulations thereunder, and any other

Person or group of Persons that is a “5-percent shareholder” of the Company within the meaning of Treasury Regulation §1.382-2T(g).

“Affiliate” of a Person means any other Person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, such Person. The term “control” (including the terms “controlling”, “controlled by” and “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract, or otherwise.

“Agreement” has the meaning set forth in the preamble.

“Aleris” has the meaning set forth in the recitals.

“Aleris Distribution” has the meaning set forth in the recitals.

“Beneficially Own” has the meaning ascribed to it in Rule 13d-3 and 13d-5 (or successor rules then in effect) promulgated under Exchange Act.

“Board” means the board of directors (or any successor governing body) of the Company as constituted from time to time.

“Business Day” means any day that is not a Saturday, Sunday, legal holiday or other day on which commercial banks in New York, New York are authorized or required by applicable law to close.

“Bylaws” means the Company’s bylaws, as in effect on the Effective Date, as the same may be amended from time to time.

“Certificate of Incorporation” means the Company’s certificate of incorporation, as in effect on the Effective Date as amended in connection with the Plan, as the same may be amended from time to time.

“Class III Directors” means the directors in Class III, as prescribed by the Certificate of Incorporation.

“Commission” means the United States Securities and Exchange Commission or any other federal agency administering the Securities Act and the Exchange Act at the time.

“Common Stock” means the common stock, par value $0.001 per share, of the Company and any other shares of capital stock of the Company issued or issuable with respect thereto (whether by way of a stock dividend or stock split or in exchange for or upon conversion of such shares or otherwise in connection with a combination of shares, distribution, recapitalization, merger, consolidation, other corporate reorganization or other similar event with respect to the Common Stock).

“Company” has the meaning set forth in the preamble and includes the Company’s successors by merger, acquisition, reorganization or otherwise.

“Designated Affiliate” means the partners of OCMO who receive a distribution of Common Stock in the OCMO Distribution and any subsidiary entity of each such partner of OCMO in which such partner has an Ownership Interest Percentage of 100% and other Affiliates of the Designated Investor who receive a distribution of Common Stock in the Aleris Distribution.

“Designated Investor” has the meaning set forth in the preamble.

“Designated Investor Owner”  has the meaning set forth in the preamble.

“Designation Period” means the period commencing on the Effective Date and expiring on the occurrence of the Nominee Termination Event.

“Effective Date” means the effective date of the Company’s emergence from Chapter 11 proceedings in the U.S. Bankruptcy Court for the District of Delaware, captioned under “In re Real Industry, Inc., et al.”, Case No. 17-12464, in such court.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Fund VIIb”  has the meaning set forth in the preamble.

 “Governmental Authority” means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of law), or any arbitrator, court or tribunal of competent jurisdiction.

“Lock-Up Period” has the meaning set forth in Section 4.

“OCMO” has the meaning set forth in the preamble.

“OCMO Distribution” has the meaning set forth in the recitals.

“Other Investors” means the Persons purchasing Common Stock of the Company directly from the Company for cash on or about the Effective Date.

“Ownership Interest Percentage” in an entity means the percentage ownership interest in such entity as defined in Treasury Regulation §1.382-2T(f)(24)(ii).

“Permitted Assignee” means any Designated Affiliate so long as such Designated Affiliate, together with the Designated Investor and the other Designated Affiliates, Beneficially

Own in the aggregate at least 10.0% of the outstanding shares of Common Stock as of any relevant date of determination.

“Permitted Assignment” means the assignment of the Designated Investor’s rights under Section 7 or 9 hereof to a Permitted Assignee.

“Permitted Subsidiary” of the Designated Investor means any subsidiary entity in which the Designated Investor has an Ownership Interest Percentage of 100% and which has executed a joinder agreement pursuant to which such subsidiary entity agrees to be bound by the terms hereof as a Designated Investor hereunder.

“Person” means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association or other entity.

“Public Offering” means an offering of the Common Stock pursuant to an effective Registration Statement filed under the Securities Act (other than a registration (i) pursuant to a Registration Statement on Form S-8 (or other registration solely relating to an offering or sale to employees or directors of the Company pursuant to any employee stock plan or other employee benefit arrangement), (ii) pursuant to a Registration Statement on Form S-4 (or similar form that relates to a transaction subject to Rule 145 under the Securities Act or any successor rule thereto), or (iii) in connection with any dividend or distribution reinvestment or similar plan).

“Registration Statement” means any registration statement of the Company, including the prospectus, amendments and supplements to such registration statement, including post-effective amendments, all exhibits and all material incorporated by reference in such registration statement.

“Rights Agreement” has the meaning set forth in Section 10.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Securities Laws” means the Securities Act and the Exchange Act.

“Tax Code”  means the Internal Revenue Code of 1986, as amended.

“Transfer” means any sale, offer, agreement to sell, contract to sell, hypothecation, pledge, grant of an option to purchase, short sale, hedge, transfer, assignment or other disposition (whether with or without consideration and whether voluntary or involuntary or by operation of law) of Common Stock (or other property, if applicable).

“Treasury Regulations”  means the regulations promulgated under the Tax Code, as amended from time to time, including temporary regulations.

 “USRPHC” means a United States real property holding corporation within the meaning of Section 897(c)(2) of the Tax Code.

2.         Distributions.  The Company acknowledges that Aleris is permitted to make the Aleris Distribution.  Following the receipt of any such distribution of Common Stock in the Aleris Distribution by OCMO, OCMO shall complete the OCMO Distribution.  If OCMO fails to make the OCMO Distribution, OCMO shall be bound by the provisions of this Agreement as if it were the Designated Investor, mutatis mutandis, until it makes such distribution.  Following the receipt of any distribution of Common Stock in the OCMO Distribution by the Designated Investor Owner, the Designated Investor Owner shall contribute all of its Common Stock to the Designated Investor.  If the Designated Investor Owner fails to make such contribution, the Designated Investor Owner shall be bound by the provisions of this Agreement as if it were the Designated Investor, mutatis mutandis, until it makes such contribution.

3.         Public Offering Lock-Up.  In the event the Designated Investor acquires Common Stock, and for so long as it owns 5% or more of the outstanding Common Stock, the Designated Investor agrees that in connection with a Public Offering, and upon the request of the managing underwriter in such offering, it shall not, without the prior written consent of such managing underwriter, during the period commencing on the effective date of such registration and ending on the date specified by such managing underwriter (such period not to exceed 180 days), (i) offer, pledge, sell, contract to sell, grant any option or contract to purchase, purchase any option or contract to sell, hedge the beneficial ownership of or otherwise dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into, exercisable for or exchangeable for shares of Common Stock held immediately before the effectiveness of the Registration Statement for such offering, or (ii) enter into any swap or other arrangement that Transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise. The foregoing provisions of this Section 3 shall be applicable to the Designated Investors only if, and only for so long as, all officers and directors of the Company and all stockholders owning more than 5% percent of the Company’s outstanding Common Stock are subject to the same restrictions. The Designated Investor agrees to execute and deliver such other agreements as may be reasonably requested by the Company or the managing underwriter which are consistent with the foregoing or which are necessary to give further effect thereto. Notwithstanding anything to the contrary contained in this Section 3,  the Designated Investor shall be released, pro rata, from any lock-up agreement entered into pursuant to this Section 3 in the event and to the extent that the managing underwriter or the Company permit any discretionary waiver or termination of the restrictions of any lock-up agreement pertaining to any officer, director or holder of greater than five percent of the outstanding Common Stock.

4.         Lock-Up Agreements.

(a)        The Designated Investor agrees that during the period beginning on the date it acquires any Common Stock and continuing to and including the date 60 months after the Effective Date (the “Lock-Up Period”), for so long as it owns 5% or more of the outstanding Common Stock, it will not directly or indirectly Transfer any shares of Common Stock or any other securities of the Company that are substantially similar to Common Stock, whether owned as of or acquired after the Effective Date,  or publicly announce an intention to do any of the foregoing.  Furthermore, during the Lock-Up Period, the Designated Investor and the Designated

Investor Owner will not, directly or indirectly, purchase, agree to purchase, contract to purchase, or purchase any option to purchase any securities of the Company.  This Section 4(a) is expressly agreed to preclude the Designated Investor and the Designated Investor Owner from engaging in any hedging or other transaction or arrangement that is designed to, or which reasonably could be expected to, lead to or result in a (i) Transfer, in whole or in part, of any of the economic consequences of ownership of the Common Stock or (ii) purchase, in whole or in part, of any of the economic consequences of ownership of Common Stock by the Designated Investor or the Designated Investor Owner, whether any such transaction in clause (i) or (ii) is to be settled by delivery of Common Stock or other securities, in cash or otherwise, even if such shares would be disposed of or purchased by someone other than the Designated Investor or the Designated Investor Owner.  Such prohibited hedging or other transactions would include, without limitation, any short sale or any purchase, sale or grant of any right (including, without limitation, any put or call option) with respect to any Common Stock or with respect to any security that includes, relates to, or derives any significant part of its value from Common Stock.  Notwithstanding anything to the contrary in this Agreement other than the provisions of Section 5, this Section 4(a) shall not prevent any Transfer (w) of interests in Oaktree Capital Group LLC, (x) of a direct or indirect interest in any Person Affiliated with or managed by an Affiliate of the Designated Investor that does not own a direct or indirect interest in the Designated Investor, (y) of interests in any direct or indirect third party owner, investor or limited partner of an investment fund or alternative investment vehicle that owns an interest in the Designated Investor, or (z) of the Common Stock held by the Designated Investor to a Permitted Subsidiary thereof.

(b)        The Designated Investor agrees and consents to the entry of stop transfer instructions with the Company and its transfer agent and registrar against the Transfer of the Common Stock, except in compliance with the foregoing restrictions.  In furtherance of the foregoing, the Company is hereby authorized to decline to make or authorize any Transfer of securities if such Transfer would constitute a violation or breach of this Agreement or violate the Certificate of Incorporation.

(c)        Notwithstanding anything to the contrary in this Agreement, the Designated Investor may make a distribution, effective on the same day, of all (but not less than all) of its Common Stock to its equity owners in proportion to their equity ownership in the Designated Investor as of the date of such distribution. The Company represents and warrants to the Designated Investor that the Company has approved such a proportionate distribution as an exception to the restriction on “Prohibited Transfers” set forth in Article IX of the Certificate of Incorporation and shall provide separate written confirmation of such approval to the Designated Investor.  Any equity owner of the Designated Investor that would directly own 5% of the Common Stock following such distribution (i) that is a party to this Agreement agrees that it shall thereafter be bound by the terms hereof as the Designated Investor hereunder, and (ii) that is not a party to this Agreement shall execute a joinder agreement pursuant to which such equity owner agrees to be bound by the terms hereof as the Designated Investor hereunder.

(d)        Notwithstanding anything to the contrary in this Agreement, the Designated Investor may Transfer its Common Stock to a liquidating trust or other liquidating vehicle for the benefit of the owners of the Designated Investor if their beneficial interest in such trust or other vehicle is in proportion to their equity ownership in the Designated Investor as of the date of such Transfer.  The Company represents and warrants to the Designated Investor that the Company has approved such a proportionate distribution as an exception to the restriction on “Prohibited Transfers” set forth in Article IX of the Certificate of Incorporation and shall provide separate written confirmation of such approval to the Designated Investor.  If any Person would directly own 5% of the Common Stock as a result of such Transfer (treating their beneficial interest in the Common Stock owned by such trust or other vehicle as being directly owned), such Person (i) that is a party to this Agreement agrees that it shall thereafter be bound by the terms hereof as the Designated Investor hereunder, and (ii) that is not a party to this Agreement shall execute a joinder agreement pursuant to which such Person agrees to be bound by the terms hereof as the Designated Investor hereunder.

5.         Other Representations, Warranties and Covenants of the Designated Investor.  In consideration of the indirect benefit to the Designated Investor of Aleris being paid cash and issued Common Stock on the Effective Date under the Plan,  the Designated Investor hereby agrees with and represents and warrants to the Company all of the following, and the Designated Investor Owner, Fund VIIB and OCMO hereby agree with and represent and warrant to the Company only the statements below specifically referencing them, respectively:

(a)        During the period beginning on the Effective Date and continuing to and including the earlier of the end of the Lock-Up Period and the date that each of it and OCMO and any Permitted Subsidiary that at any time owned Common Stock no longer directly owns any Common Stock, the Designated Investor, the Designated Investor Owner, and  Fund VIIb agree to prevent (to the extent in their respective control) and not to participate in or facilitate (whether by consent or approval, sharing of information or otherwise), if any transaction described in clauses (i), (ii), (iii) or (iv) would cause any “owner shift,” within the meaning of Section 382 of the Tax Code and the Treasury Regulations promulgated thereunder, with respect to the Company, (i)  any transaction involving the Designated Investor that would result in a direct Transfer of its Common Stock, (ii) any transaction involving the Designated Investor or the Designated Investor Owner that would result in any Person other than the Designated Investor Owner having any direct ownership interest in the Designated Investor,  (iii) any transaction involving the Designated Investor Owner or any Person directly holding securities or other interests issued by the Designated Investor Owner that would result in any Person other than Fund VIIb having an Ownership Interest Percentage in the Designated Investor Owner that is greater than 50%, or (iv) any transaction involving Fund VIIb or any Person directly holding securities or other interests issued by Fund VIIb, that would result in any Person having an Ownership Interest Percentage in Fund VIIb that is greater than 50%;  provided, that, for purposes of clauses (ii), (iii) and (iv), neither the Designated Investor, the Designated Investor Owner, Fund VIIb, nor their Affiliates shall be required to enquire into any direct, indirect, constructive or attributed ownership by any Person of Common Stock other than solely by reason of owning a direct or indirect interest in the Designated Investor.  Notwithstanding anything to the contrary in this Agreement, this Section 5(a) shall not prevent any Transfer (w) of interests in Oaktree Capital Group LLC at any time Oaktree Capital Group LLC’s Ownership Interest Percentage in the Designated Investor Owner is less than 50%,  (x) of a direct or indirect interest in any Person Affiliated with or managed by an Affiliate of the Designated Investor that does not own a direct or indirect interest in the Designated Investor, (y) of interests in any direct or indirect third party owner, investor or limited partner of Fund VIIb or of an investment fund or alternative investment vehicle other than Fund VIIb that owns an interest in the Designated Investor Owner, or (z) of the Common Stock held by the Designated Investor to a Permitted Subsidiary thereof.

(b)        The Designated Investor, the Designated Investor Owner,  and Fund VIIb have provided to the Company factual information the Company has requested regarding the holders of securities and other interests issued by the Designated Investor, the Designated Investor Owner and Fund VIIb for the purpose of permitting the Company to determine the Persons or groups of Persons who are or will be 5% Shareholders  of the Company solely as a result of holding a direct or indirect interest in the securities or other interests issued by the Designated Investor.  For so long as the Designated Investor,  the Designated Investor Owner,  Fund VIIb,  any Permitted Subsidiary or any liquidating trust or other liquidating vehicle referenced in Section 4(d) owns any Common Stock, at the Company’s sole cost and expense with respect to third-party out-of-pocket costs,  the Designated Investor, the Designated Investor Owner, and Fund VIIb (i) will provide such factual information about the Persons holding securities or other interests issued by the Designated Investor, the Designated Investor Owner, and Fund VIIb as is reasonably and specifically requested by the Company to determine the Company’s 5%  Shareholders,  and (ii) will use commercially reasonable efforts to obtain similar factual information for the Company from (A) any such liquidating trust or other liquidating vehicle and (B) any Person that, due to its direct or indirect ownership of securities or other interests issued by the Designated Investor,  the Designated Investor Owner, or Fund VIIb, is a 5% Shareholder or could have owners or other interest holders that are 5%  Shareholders with respect to the Company.  Notwithstanding the foregoing, this Section 5(b) shall not require the Designated Investor, the Designated Investor Owner, or Fund VIIb to (x) disclose the identity of, or other specific information related to, any Person that indirectly owns less than 5% of the Common Stock, solely taking into account such Person’s indirect ownership of the Common Stock owned by the Designated Investor, (y) to enquire into any direct, indirect, constructive or attributed ownership by any Person of Common Stock other than solely by reason of owning a direct or indirect interest in the Designated Investor, or (z) to make any legal conclusions or provide any legal opinions.  The Designated Investor shall provide the Company a duly executed copy of IRS Form W-8BEN-E (or the applicable successor form) of the Designated Investor Owner, and shall cause each Affiliate to provide the Company a duly executed copy of the applicable IRS Form W-8 or W-9 (or the applicable successor form).  Neither the Designated Investor nor any Affiliate shall be required to provide any withholding statement or IRS Forms W-8 or W-9 with respect to its direct or indirect owners; provided that in connection with any future event that would impose information reporting or withholding obligations on the Company, the Designated Investor shall and shall cause its Affiliates to use commercially reasonable efforts to enable the Company to comply with such obligations, subject to the other provisions of this Agreement.

(c)        Neither the Designated Investor, the Designated Investor Owner, Fund VIIb nor OCMO owns any Common Stock as of the date hereof, except for any indirect interest in the Common Stock that has been or will be issued by the Company to Aleris.

(d)        Neither the Designated Investor, the Designated Investor Owner, Fund VIIb nor OCMO shall acquire (other than in the Aleris Distribution, the OCMO Distribution or a contribution from the Designated Investor Owner to the Designated Investor) any Common Stock during any period when Aleris or OCMO owns any Common Stock.

6.         Other Representations, Warranties and Covenants of the Company.  In consideration of the benefit to the Company of the Designated Investor entering into this agreement the Company hereby agrees with and represents and warrants to the Designated Investor as follows:

(a)        As of the date of this Agreement, the Company is not a USRPHC and has not been a USRPHC during the applicable period specified in Section 897(c)(1)(A)(II) of the Tax Code (determining such applicable period by treating the date of this Agreement as the “date of the disposition” referenced in Section 897(c)(1)(A)(II) of the Tax Code).

(b)        The Company shall use its reasonable best efforts to determine whether any subsequent transaction that is contemplated by the Company could reasonably be expected to cause the Company to be treated as a USRPHC.  If the Company so determines, the Company shall notify the Designated Investor at least thirty days prior to the closing of any such transaction and shall use best efforts to cooperate with the Designated Investor and any Affiliates of the Designated Investor to permit a Transfer or other restructuring of the interests in the Company in connection with the Designated Investor and its Affiliates complying with obligations to their investors.

(c)        The Company shall use its best efforts to notify the Designated Investor at least thirty days prior to the declaration or announcement of any distribution, dividend, or transaction treated as a dividend by the Company.

(d)        The Company agrees that it shall keep confidential and not disclose to any third Person (excluding the Company’s officers, directors, employees, representatives and advisors) or use for its own benefit, without the consent of the Designated Investor, any information with respect to the Designated Investor or its Affiliates provided pursuant to Section 5(b);  provided,  however, that the Company may disclose any such information (i) that has become generally available to the public other than as a result of a disclosure by the Company in violation of this Section 6(d); (ii) as may be required in any report, statement of testimony submitted to any municipal, state or national (including foreign) regulatory body having or claiming to have jurisdiction over the Company; (iii) as may be required in response to any summons or subpoena or in connection with any litigation; or (iv) to the extent necessary in order to comply with any law, order, regulation or ruling applicable to the Company.

7.         Board of Directors.

(a)        At any time before the occurrence of the Nominee Termination Event, the Designated Investor shall have the right (but not the obligation) to designate one individual to be nominated for election to the Board (a “Nominee”) by giving written notice to the Company of the Nominee in accordance with the Bylaws, but in no event later than 60 days prior to the deadline for the receipt of a stockholder proposal to be eligible for consideration by the Company in the Bylaws, with respect to any meeting of the Company’s stockholders at which Class III Directors are to be elected (or, if the Certificate of Incorporation is amended to eliminate the three-class classified board structure, with respect to any meeting of the Company’s stockholders at which directors are to be elected), which notice shall include all information regarding the Nominee that is required by applicable law, the Bylaws, the rules and regulations of the Commission and the listing standards of any national securities exchange on which the Common Stock is listed.  The Nominee shall be selected by the Designated Investor in reasonable consultation with (but without the need for the approval of) the Board or the Company’s Nominating and Governance Committee of the Board (the “Nominating Committee”).  As of the date of this Agreement, Brian Laibow is serving as a director of the Board as the Nominee of the Designated Investor.

(b)        Provided the Designated Investor exercises its right under Section 7(a) prior to the occurrence of the Nominee Termination Event, the Company shall, subject to its rights under Section 7(d), at all times during the Designation Period, include, and shall use its commercially reasonable best efforts to cause the Board, whether acting through the Nominating Committee or otherwise, to include, the Nominee in the slate of nominees recommended to the stockholders of the Company for election as a director at the next meeting of stockholders called with respect to such election.

(c)        A Nominee shall be entitled to the same compensation paid and expense reimbursement payable to other non-employee members of the Board.

(d)        Notwithstanding anything herein to the contrary, the Company shall not be obligated to cause to be nominated for election to the Board or recommend to the stockholders the election of any Nominee: (i) who fails to submit to the Company on a timely basis such questionnaires as the Company may reasonably require of its directors generally and such other information as the Company may reasonably request in connection with the preparation of its filings under the Securities Laws as the Company may reasonably require of its directors generally; or (ii) if the Board or the Nominating Committee (if any) determines in good faith, after consultation with outside legal counsel, that such action would constitute a breach of its fiduciary duties or applicable law or violate the Certificate of Incorporation or Bylaws; provided, however, that upon the occurrence of either (i) or (ii) above, the Company shall promptly notify the Designated Investor of the occurrence of such event and permit the Designated Investor to provide an alternate Nominee in accordance with the applicable provisions hereof, and the Company shall use commercially reasonable efforts to perform its obligations under Section 7 with respect to such alternate Nominee (provided that in no event shall the Company be obligated to postpone, reschedule or delay any scheduled meeting of the stockholders with respect to such election).

(e)        If at any time during the Designation Period a Board vacancy occurs solely because of the death, disability, disqualification, resignation or removal of the Nominee, then the Board, or any committee thereof, shall not fill such vacancy until the earliest to occur of: (i) the Designated Investor’s designation of a successor Nominee (which successor Nominee shall be designated in accordance with Section 7(a) (without regard to such section’s advance notice provisions) and subject to the terms of Section 7(d)) and the Board’s appointment of such successor Nominee to fill the vacancy; (ii) the Designated Investor’s failure to designate a successor Nominee within 20 Business Days after receiving notification of the vacancy from the Company; or (iii) the Designated Investor’s specifically waiving in writing its rights under this Section 7(e).

(f)        Notwithstanding anything to the contrary contained herein, if the Designated Investor together with its Designated Affiliates cease to Beneficially Own at least 5.0% of the outstanding shares of Common Stock, whether as a result of dilution, Transfer or otherwise, then the rights of the Designated Investor and any Permitted Assignee under Section 7 of this Agreement shall terminate automatically (the “Nominee Termination Event”).  The Designated Investor or Permitted Assignee shall notify the Company within one Business Day after the occurrence of a Nominee Termination Event.  At the time of nomination, a Nominee shall execute and deliver a resignation letter that shall be irrevocable upon election of such Nominee as a member of the Board and shall be effective automatically upon the occurrence of the Nominee Termination Event.

(g)        The Designated Investor’s rights under this Section 7 do not attach to its shares of Common Stock and may only be assigned pursuant to a Permitted Assignment, provided that the Permitted Assignee executes a joinder agreement pursuant to which such Permitted Assignee agrees to be bound by the terms hereof as the Designated Investor hereunder.  The Designated Investor shall notify the Company within three Business Days after any Permitted Assignment.

8.         Expenses.   All expenses incurred by the Company and the Designated Investor after the Effective Date in complying with their obligations pursuant to this Agreement shall be paid by the Company.  In addition, the Company shall be responsible for all of its internal expenses incurred in connection with the consummation of the transactions contemplated by this Agreement (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties) and the expense of any annual audits.

9.         Affiliate Transactions.

(a)        The Company shall not, and shall cause its subsidiaries not to, enter into, consummate, amend, modify (including by waiver) or terminate any Affiliate Transaction (as defined below) or any agreement with respect thereto without the approval of a majority of the directors of the Company who were not appointed by and are not otherwise Affiliated with the Related Party to which such Affiliate Transaction relates (the “Disinterested Directors”).  Notwithstanding anything to the contrary herein, independent directors appointed by a Related Party shall be entitled to vote in respect of Affiliate Transactions so long as they remain independent of such Related Party.

(b)        Notwithstanding Section 9(a), the approval of the Disinterested Directors shall not be required to approve (i) any Affiliate Transaction that is conducted on arms’ length terms (including with respect to market pricing) and does not, collectively with any related transactions, involve payments or value in excess of $1,000,000 in the aggregate; provided, that the officers of the Company shall regularly provide a report to each member of the Board regarding any Affiliate Transactions that are not required to be approved by the Disinterested Directors by virtue of this Section 9(b), including the material terms thereof; or (ii) any Affiliate Transaction of debt financing for any direct or indirect acquisition by the Company or any of its subsidiaries of any corporation, partnership, limited liability company, other business organization or division thereof or any material amount of assets.

(c)        For the purposes of this Section 9, the following terms shall have the following meanings:

(i)         “Affiliate Transaction” means any contract, agreement, transaction or other arrangement (whether written or unwritten) between the Company or any of its subsidiaries, on the one hand, and any stockholder of the Company that, collectively with its Affiliates, beneficially owns more than 5% of the Common Stock, or any Affiliate of any such stockholder of the Company, on the other hand; provided that, “Affiliate Transactions” shall not include transactions between or among the Company and any of its subsidiaries.

(ii)       “Related Party” means a stockholder of the Company that, collectively with its Affiliates, beneficially owns more than 20% of the Common Stock.

(d)        The Designated Investor’s right to enforce this Section 9 does not attach to its shares of Common Stock and may only be assigned pursuant to a Permitted Assignment, provided that the Permitted Assignee executes a joinder agreement pursuant to which such Permitted Assignee agrees to be bound by the terms hereof as the Designated Investor hereunder.  The Designated Investor shall notify the Company within three Business Days after any Permitted Assignment.

10.       Approval of Transactions.  The Company hereby acknowledges and agrees the transactions contemplated by this Agreement, including the transactions described in Section 2,  Section 4(c) and Section 4(d), do not violate or constitute a breach of the Amended and Restated Rights Agreement, dated as of November 2, 2017 (as amended, supplemented, restated and modified from time to time, the “Rights Agreement”), by and between the Company and Computershare, Inc., and the Company hereby waives any and all rights pursuant to the Rights Agreement with respect to such transactions.

11.       Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing, which shall include electronic delivery, and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the addresses indicated below (or at such other address for a party as shall be specified in a notice given in accordance with this Section 11).

If to the Company:

Elah Holdings, Inc.

8214 Westchester Drive, Suite 950

Dallas, Texas 75225

Telephone: (214) 999-6082

Attention: Michael Hobey, Kyle Ross or Kelly Howard

E-mail: Mhobey@realindustry.com; kross@realindustryinc.com; and khoward@realindustryinc.com

with a copy to:	Gibson, Dunn & Crutcher LLP 2100 McKinney Avenue, Suite 1200 Dallas, Texas 75201 E-mail: dsinak@gibsondunn.com Attention: David Sinak

If to any of the Designated Investor or any Designated Affiliate, to such person’s address as set forth in the register of stockholders maintained by the Company, which address shall be deemed valid for purposes of providing notice to the Investor under this Agreement, unless such Designated Investor or Designated Affiliate shall have specified another address in a notice given in accordance with this Section 11, with a copy to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019-6064
Attention: Kenneth M.  Schneider; Patrick N. Karsnitz
Facsimile: (212) 492-0303; (212) 492-0084
Email: kschneider@paulweiss.com; pkarsnitz@paulweiss.com

Each Designated Investor and Designated Affiliate shall promptly update the Company of any change in its mailing or electronic address and/or its contact person.

12.       Entire Agreement. This Agreement constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein, and supersedes all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter.

13.       Successor and Assigns. Except as otherwise set forth herein, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

14.       No Third-Party Beneficiaries. This Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever, under or by reason of this Agreement.

15.       Headings. The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.

16.       Amendment, Modification and Waiver. The provisions of this Agreement may only be amended, modified, supplemented or waived with the prior written consent of the Company and the Designated Investor or Permitted Assignee.

17.       Severability. If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

18.       Remedies. Each party hereto, in addition to being entitled to exercise all rights granted by law, including recovery of damages, shall be entitled to specific performance of its rights under this Agreement. Each party hereto acknowledges that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of this Agreement and hereby agrees to waive the defense in any action for specific performance that a remedy at law would be adequate.  If any Investor breaches this Agreement and the Company fails to exercise its remedies in response to such breach, the parties hereto agree that any Investor shall be entitled, on behalf of the Company, to exercise any rights granted to the Company by law, including recovery of damages, and to seek specific performance, with respect to such breach.  Notwithstanding anything to the contrary herein, in no event shall the aggregate liability of the Designated Investor, OCMO, Fund VIIIb, and any other Person that becomes a party to this Agreement pursuant to Section 4(c), Section 4(d), or a Permitted Assignment arising out of any breach of this Agreement or failure of any representation to be true (including, for the avoidance of doubt any information provided under Section 5(b) and any related certificates provided on or about the date hereof) or the Certificate of Incorporation exceed the value of the Common Stock held by such Persons at the time of the breach.

19.       Governing Law; Submission to Jurisdiction. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction). Any legal suit, action or proceeding arising out of or based upon this Agreement or the transactions contemplated hereby may be instituted in the Delaware Court of Chancery, and each party irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding. Service of process, summons, notice or other document by mail to such party’s address set forth herein shall be effective service of process for any suit, action or other proceeding brought in any such court. The parties irrevocably and unconditionally waive any objection to the laying of venue of any suit, action or any proceeding in such courts and irrevocably waive and agree not to plead or claim in any such court that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

20.       Waiver of Jury Trial. Each party acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues and, therefore, each such party irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any legal action arising out of or relating to this Agreement or the transactions contemplated hereby. Each party to this Agreement certifies and acknowledges that (a) no representative of any other party has represented, expressly or otherwise, that such other party would not seek to enforce the foregoing waiver in the event of a legal action, (b) such party has considered the implications of this waiver, (c) such party makes this waiver voluntarily, and (d) such party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 20.

21.       Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

22.       Further Assurances. Each of the parties to this Agreement shall, and shall cause their Affiliates to, execute and deliver such additional documents, instruments, conveyances and assurances and take such further actions as may be reasonably required to carry out the provisions hereof and to give effect to the transactions contemplated hereby.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date first written above.

COMPANY:

ELAH HOLDINGS, INC.

By:	/s/ Kelly G. Howard
Name:	Kelly G. Howard
Title:	General Counsel, Executive Vice President and Corporate Secretary

Signature Page to Stockholders Agreement

DESIGNATED INVESTOR:

OCM OPPS 7B REAL HOLDINGS, LLC

By:	Opps 7b Opportunities ALS Holdings Ltd.
Its:	Sole Member

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Emily Stephens
Name:	Emily Stephens
Title:	Managing Director

By:	/s/ Brian Laibow
Name:	Brian Laibow
Title:	Managing Director

DESIGNATED INVESTOR OWNER
(solely for purposes of Section 2 and the provisions of Section 4 and Section 5 applicable to the Designated Investor Owner):

OPPS 7B OPPORTUNITIES ALS HOLDINGS LTD.

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Emily Stephens
Name:	Emily Stephens
Title:	Managing Director

By:	/s/ Brian Laibow
Name:	Brian Laibow
Title:	Managing Director

Signature Page to Stockholders Agreement

OCMO:
(solely for purposes of Section 2 and the provisions of Section 4 and Section 5 applicable to OCMO):

OCM OPPORTUNITIES FUND ALS HOLDINGS, L.P.

By:	Oaktree Fund GP, LLC
Its:	General Partner

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Emily Stephens
Name:	Emily Stephens
Title:	Authorized Signatory

By:	/s/ Brian Laibow
Name:	Brian Laibow
Title:	Authorized Signatory

Signature Page to Stockholders Agreement

Fund VIIB:
(solely for purposes of the provisions of Section 4 and Section 5 applicable to Fund VIIb):

OCM OPPORTUNITIES FUND VIIb, L.P.

By:	OCM Opportunities Fund VIIb GP, L.P.
Its:	General Partner

By:	OCM Opportunities Fund VIIb GP Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Emily Stephens
Name:	Emily Stephens
Title:	Managing Director

By:	/s/ Brian Laibow
Name:	Brian Laibow
Title:	Managing Director

Signature Page to Stockholders Agreement